Exhibit 99.1

EHang Reports Third Quarter 2025 Unaudited Financial Results

•	Maintained Full-Year Revenue Guidance of RMB500 Million

•	Unveiled VT35 for Intercity Advanced Air Mobility with Initial Delivery

•	Achieved Steady Progress Towards Commercial Operations in China

•	Launched Thailand AAM Sandbox Initiative, Paving Way for Commercial Operations Overseas

•	Expanded Global Footprints in Qatar, Japan, Kazakhstan and Rwanda

•	Appointment of New Director of the Board

Guangzhou, China, November 26, 2025 — EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), a global leader in advanced air mobility (“AAM”) technology, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Operational and Financial Highlights for the Third Quarter of 2025

•

Sales and deliveries of electric vertical take-off and landing (“eVTOL”) aircraft were 42 units, including 41 units of EH216 series[1] and one unit of VT35, compared with 63 units of EH216 series in the third quarter of 2024, and 68 units of EH216 series in the second quarter of 2025.

•	Total revenues were RMB92.5 million (US$13.0 million), compared with RMB128.1 million in the third quarter of 2024, and RMB147.2 million in the second quarter of 2025.

•	Gross margin was 60.8%, compared with 61.2% in the third quarter of 2024 and 62.6% in the second quarter of 2025.

•	Operating loss was RMB91.7 million (US$12.9 million), compared with RMB54.7 million in the third quarter of 2024 and RMB78.1million in the second quarter of 2025.

•	Net loss was RMB82.1 million (US$11.5 million), compared with RMB48.1 million in the third quarter of 2024 and RMB81.0 million in the second quarter of 2025.

•

Adjusted operating loss[2] (non-GAAP) was RMB29.9 million (US$4.2 million), compared with adjusted operating income[2] of RMB9.0 million in the third quarter of 2024, and adjusted operating loss[2] of RMB1.9 million in the second quarter of 2025.

•

Adjusted net loss[3] (non-GAAP) was RMB20.3million (US$2.9 million), compared with adjusted net income[3] of RMB15.7 million in the third quarter of 2024, and adjusted net income[3] of RMB9.4 million in the second quarter of 2025.

•	Cash and cash equivalents, restricted short-term deposits and short-term investments balances were RMB1.13 billion (US$158.3 million) as of September 30, 2025.

Business Highlights for the Third Quarter of 2025 and Recent Developments

VT35 Launch, Expanding to Intercity Advanced Air Mobility

[1]	The EH216 series include the EH216-S (standard model for passenger transportation), the EH216-F (specialized model for aerial firefighting), and the EH216-L (specialized model for aerial logistics).
[2]	Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Non-GAAP Financial Measures”.
[3]

Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss) excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures”.

•

EHang’s VT35, a next-generation long-range lift-and-cruise pilotless eVTOL model upgraded from the VT30, was unveiled in October. With a fully loaded design range of approximately 200 km, the VT35 will expand EHang’s product portfolio coverage from urban air mobility to one-hour intercity air mobility living circles. With its unique compact and light-weight design with two seaters and tandem wings, the VT35 could be compatible with existing EH216-S vertiports in urban areas, which will greatly enhance infrastructure utilization and support seamless intercity door-to-door air mobility between city centers.

•

The VT35 is progressing steadily through type certification with the Civil Aviation Administration of China (“CAAC”) since March. Multiple key tests have been successfully conducted, including wind tunnel tests, ground load tests, multi-rotor test flights, single-blade power failure tests, and transition flights. The proven certification pathway and shared technologies with the EH216-S will serve as a critical reference for the VT35 certification process.

•

EHang partnered with the local government to establish the VT35 series product hub in Hefei, spanning multiple functions of R&D, testing, manufacturing, airworthiness certification, supply chain management, sales, operations, and talent development. Hefei government will provide EHang with comprehensive support valued at approximately RMB 500 million, including orders for eVTOL aircraft, investments, or other forms of cooperation across the industry chain. The Company has received purchase orders for the VT35 at a unit price of RMB6.5 million from customers in Anhui, Zhejiang, and Hainan, and has started delivery in the third quarter.

Preparing for EH216-S Commercial Operations in China

•

Trial Operations and Commercial Readiness: The first two operators with Air Operator Certificate (“OC”), our wholly-owned subsidiary, Guangdong EHang General Aviation Co., Ltd. and our joint venture, Hefei Heyi Aviation Co., Ltd., safely conducted over 1,700 safe operational flights since they have obtained their respective OC to date. The Company is ready for commencing commercial operations and plans to gradually roll out reservation-based eVTOL flight service in near term. Meanwhile, the certified operators are preparing for the trial flights along the A-to-B route. Furthermore, the Company continues to provide routine flight support for customers delivered with its eVOTLs across China. To date, it has accumulated a safe flight record of over 80,000 pilotless eVTOL flights.

•	Ticketing System: The internal beta version of the EHang Trip ticketing system is live, allowing employees to book eVTOL flights online, preparing for future public online ticketing service.

•

Ground Operating Crew License and Training Program: As one of the key contributors to the CAAC’s trial project for the administration of license for the ground operating crew of large civil unmanned aerial vehicles, EHang has deeply participated in this project since May and achieved notable progress. Now EHang has completed and submitted all materials of this program, including training plan, flight manual, curriculum and assessment and evaluation system, to the CAAC for their final approval. The first ground operating crew training program is expected to launch shortly under regulatory supervision, aiming to train the first group of licensed ground operating crew by early next year. The Company plans to establish a 100-member professional ground operating crew, laying a core talent foundation for future scaled commercial operations.

Global Expansion

•

Thailand: In collaboration with the Civil Aviation Authority of Thailand (“CAAT”) and local partners, EHang launched the AAM Sandbox Initiative in Thailand in October, with the goal of launching the world’s first commercial eVTOL operations through an innovative regulatory sandbox approach. Recently, the EH216-S has been continuously performing trial operations for over one month and a series of emergency response flight demonstration in Bangkok sandbox areas, demonstrating its reliable performance and operational readiness. The CAAT, with its Director General taking a ride on the EH216-S at Bangkok downtown, is targeting to approve commercial eVTOL operations in the coming months leveraging the Sandbox Initiative. Through the “prove it safe, then scale” approach, the Sandbox Initiative plans to expand to more areas including Pattaya, Koh Lan, Phuket, and Koh Samui for airport air shuttle service, aerial sightseeing, cross-island transport and air taxi in Thailand. It will establish an operational and regulatory framework as a blueprint for expansion into other Southeast Asian markets.

•

Qatar: In November, the EH216-S conducted a series of trial air taxi flights, including point-to-point and human-carrying flights in the core district of Doha, Qatar, with the operational authorization from the Qatar Civil Aviation Authority and support from the Ministry of Transport of Qatar. These flights represented the first urban human-carrying flights of a pilotless eVTOL aircraft in the Middle East. The strategic route connected iconic landmarks between Doha Port and Katara Cultural Village, reducing travel time from 30 minutes by car to only 8 minutes by air, effectively showcasing the EH216-S’s transformative potential and commercial viability for urban air mobility operations. The pilotless air taxi project will be carried out in several consecutive phases through a strategic alliance between EHang and the Ministry of Transport of Qatar.

•

Japan: The EH216-S completed human-carrying pilotless flights at Expo 2025 Osaka in August, as well as at the Gotemba Premium Outlets near Mount Fuji in October in collaboration with local partners - Mitsubishi Estate, Mitsubishi Estate-Simon, and AirX. In addition, the EH216-L completed the cargo logistics transportation route flight in Ishikawa Prefecture in August. These milestones expanded to EHang’s eVTOL flight footprint to 18 cities in Japan.

•

Kazakhstan: In September, EHang signed a Memorandum of Understanding with Allur Group, one of Kazakhstan’s largest automotive manufacturers, to jointly develop emerging markets for urban air mobility (“UAM”) solutions in Central Asia, including Allur Group’s intention of phased purchase orders for 50 units of EH216 series and plans to establish a UAM operation center and a local assembly facility.

•

Rwanda: In September, EHang partnered with China Road and Bridge Corporation to complete Africa’s first-ever human-carrying flight of pilotless eVTOL aircraft in Rwanda—expanding EHang’s global flight footprint to 21 countries.

Manufacturing

•

EHang established a strategic partnership with Minth Group, a global leader in the manufacturing of exterior and structural automotive parts, to co-develop high-safety airframe systems for EHang’s eVTOL aircraft and demonstration scenarios for cultural tourism.

•

Through the joint venture Yunfu Yinghang established with Enpower, the second-phase project of the Yunfu production base has started trial production in September. Upon completion in the near term, the Yunfu factory will be expanded to 48,000 square meters, targeting the production capability to 1,000 units of eVTOLs and aircraft parts per annum. Meanwhile, construction of other production facilities in Hefei, Weihai, and Beijing is also progressing as planned, to further strengthen the Company’s production capability, supply chain resilience, and delivery efficiency in the future.

Industry-Academia Collaboration

•

EHang collaborated with Tsinghua University to establish the “Tsinghua-EHang Joint Institute for Low Altitude Aviation Technology” in July for scientific research, technology innovation and talent development in the low-altitude aviation field.

•

EHang signed a strategic cooperation framework with the China Academy of Civil Aviation Science and Technology in October to collaborate across six key areas: flight safety, operational support, route management, ecosystem development, technological cooperation, and policy and standards formulation.

Management Remarks

Mr. Huazhi Hu, Founder, Chairman and Chief Executive Officer of EHang: “In the third quarter, we made significant progress across our product portfolio, operation readiness, and overseas expansion. The launch of our long-range pilotless eVTOL aircraft, the VT35, together with the existing model EH216-S, form a scalable ‘intracity + intercity’ product matrix that enables a wider range of diversified low-altitude mobility scenarios. For commercialization, leveraging our solid track record of safe trial operations, coupled with the ongoing training program for ground operating crew and internal testing of the ticketing system, we are preparing for the upcoming commercial operations. Overseas, we made a breakthrough with the launch of the Thailand AAM Sandbox Initiative with the CAAT—the world’s first regulatory sandbox program for pilotless eVTOL commercial operations. As a pioneering program, it establishes a replicable regulatory and operational pathway for commercial deployments in Thailand and other global markets. Supported by accelerating national policies for the low-altitude economy and our proven safety, certification, and operational track record, we remain confident in advancing innovation, scaling commercialization, and driving global adoption of our safe, intelligent, and sustainable pilotless eVTOL solutions.”

Mr. Conor Yang, Chief Financial Officer of EHang: “In the third quarter of 2025, we recorded revenue of RMB92.5 million, representing a year-over-year decline. However, we maintain our full-year revenue guidance of approximately RMB 500 million, based on our experience that our clients’ purchase plans are primarily structured on an annual basis, with a major portion of deliveries scheduled in the fourth quarter. With a stronger product portfolio, advancement of commercial operation readiness in both domestic and overseas markets, we remain confident in sustaining long-term, high-quality growth.”

Unaudited Financial Results for the Third Quarter of 2025

Revenues

Total revenues were RMB92.5 million (US$13.0 million), compared with RMB128.1 million in the third quarter of 2024, and RMB147.2 million in the second quarter of 2025, primarily driven by decreased sales volume of EH216 series products.

Costs of revenues

Costs of revenues were RMB36.3 million (US$5.1 million), compared with RMB49.7 million in the third quarter of 2024 and RMB55.1 million in the second quarter of 2025. The year-over-year and quarter-over-quarter decreases were in line with the decrease in the sales volume of EH216 series products.

Gross profit and gross margin

Gross profit was RMB56.2 million (US$7.9 million), compared with RMB78.4 million in the third quarter of 2024, and RMB92.1 million in the second quarter of 2025. The year-over-year and quarter-over-quarter decreases were primarily due to the decrease in the sales volume of EH216 series products.

Gross margin was 60.8%, compared with 61.2% in the third quarter of 2024 and 62.6% in the second quarter of 2025.

Operating expenses

Total operating expenses were RMB150.8 million (US$21.2 million), compared with RMB150.7 million in the third quarter of 2024, and RMB172.9 million in the second quarter of 2025.

•

Sales and marketing expenses were RMB30.4 million (US$4.3 million), compared with RMB47.3 million in the third quarter of 2024, and RMB41.1 million in the second quarter of 2025. The year-over-year decreases were mainly attributable to lower share-based compensation expenses due to modification of certain outstanding share-based awards in the third quarter of 2024. The quarter-over-quarter decreases were mainly attributable to decreased sales-related compensation and lower share-based compensation expenses due to new grant of share-based awards in the second quarter of 2025.

•

General and administrative expenses were RMB69.8 million (US$9.8 million), compared with RMB59.5 million in the third quarter of 2024, and RMB74.2 million in the second quarter of 2025. The year-over-year increase was mainly attributable to increased employee compensation and related share-based compensation expenses due to new grant of share-based awards in the fourth quarter of 2024. The quarter-over-quarter decrease was mainly attributable to decreased legal service fees.

•

Research and development expenses were RMB50.6 million (US$7.1 million), compared with RMB43.9 million in the third quarter of 2024, and RMB57.6 million in the second quarter of 2025. The year-over-year increase was mainly attributable to increased employee compensation to support and accelerate the progress of different models of eVTOL aircraft. The quarter-over-quarter decrease was mainly attributable to lower share-based compensation expenses due to new grant of share-based awards in the second quarter of 2025.

Operating loss

Operating loss was RMB91.7 million (US$12.9 million), compared with RMB54.7 million in the third quarter of 2024 and RMB78.1million in the second quarter of 2025.

Other non-operating expenses, net

Other non-operating expenses, net was RMB0.4 million (US$0.1 million), compared with RMB13.7 million in the second quarter of 2025. The decrease was primarily due to one-time provisions made for legal proceedings in the second quarter of 2025 which was related to the securities class action in the United States in 2023.

Net loss

Net loss was RMB82.1 million (US$11.5 million), compared with RMB48.1 million in the third quarter of 2024 and RMB81.0 million in the second quarter of 2025.

Net loss per ordinary share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.55 (US$0.08).

Basic and diluted net loss per American depositary share (“ADS”) were both RMB1.10 (US$0.16). Each ADS represents two of our Class A ordinary shares.

Balance sheets

Cash and cash equivalents, restricted short-term deposits and short-term investments balances were RMB1,126.7 million (US$158.3 million) as of September 30, 2025.

Non-GAAP Financial Measures

The Company uses adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders, adjusted basic and diluted net earnings (loss) per ordinary share and adjusted basic and diluted net earnings (loss) per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of item of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as provisions for legal proceedings, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses4 were RMB89.1 million (US$12.5 million), compared to RMB86.9 million in the third quarter of 2024 and RMB96.9 million in the second quarter of 2025. In the second quarter of 2025, adjusted sales and marketing expenses4, adjusted general and administrative expenses4, and adjusted research and development expenses4 were RMB17.8 million (US$2.5 million), RMB30.5 million (US$4.3 million), and RMB40.8 million (US$5.7 million), respectively.

Adjusted operating loss2 (non-GAAP)

Adjusted operating loss2 was RMB29.9 million (US$4.2 million), compared with adjusted operating income2 of RMB9.0 million in the third quarter of 2024, and adjusted operating loss2 of RMB1.9 million in the second quarter of 2025.

[4]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. Adjusted sales and marketing expenses, adjusted general and administrative expenses, and adjusted research and development expenses are non-GAAP financial measures. Each is defined as the respective expense—sales and marketing expenses, general and administrative expenses, and research and development expenses—excluding share-based compensation expenses.

Adjusted net income (loss)3 (non-GAAP)

Adjusted net loss3 was RMB20.3 million (US$2.9 million), compared with adjusted net income3 of RMB15.7 million in the third quarter of 2024, and adjusted net income3 of RMB9.4 million in the second quarter of 2025.

Adjusted net income (loss) attributable to EHang’s ordinary shareholders5 (non-GAAP)

Adjusted net loss attributable to EHang’s ordinary shareholders5 was RMB20.4 million (US$2.9 million), compared with adjusted net income attributable to EHang’s ordinary shareholders5 of RMB15.7 million in the third quarter of 2024, and adjusted net income attributable to EHang’s ordinary shareholders5 of RMB9.6 million in the second quarter of 2025.

Adjusted net loss per ordinary share6 and per ADS7 (non-GAAP)

Adjusted basic and diluted net loss per ordinary share6 were both RMB0.14 (US$0.02).

Adjusted basic and diluted net loss per ADS7 were both RMB0.28 (US$0.04).

Appointment of New Director of the Board

The Company has appointed Ms. Haiyan Li (“Ms. Li”) as a new director to the Board, effective on November 24, 2025.

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, commented, “On behalf of the Board and the management team, I would like to express our warm welcome to Ms. Li to join us. I am confident that with deep experience in global capital markets, asset management, and corporate strategy, she will provide valuable perspective in enhancing our international outreach, investor communications, and strategic planning, while also strengthening the Board’s diversity and governance.”

Ms. Li said, “It is a great privilege to join EHang’s Board of Directors. I have long admired the Company’s pioneering role in the AAM industry and am thrilled to contribute my experience in global markets and strategy. I look forward to working with the board and management to support EHang’s global vision and future growth.”

Ms. Li founded HL Strategy in January 2025, a company providing consultancy services to companies with a globalization ambition or seeking for improving communication with the financial markets, and has been serving as its CEO. Prior to that, Ms. LI worked in the finance sector for 24 years and has acquired extensive experience in asset management. From October 2011 to December 2025, she was the head of China investments and portfolio manager of emerging markets at Carmignac Gestion. From October 2004 to October 2011, she served as the head of Asia markets investments at ADI (acquired by OFI in 2010) and was responsible for all investments in Asia.

Ms. Li graduated from Beijing Foreign Studies University in the PRC in September 1998 with a bachelor’s degree, majoring in French. She then obtained a master’s degree in finance from ESCP Business school (formerly known as ESCP-EAP now European School of Management) in June 2001. She was Asian convertible bond analyst at Société Générale Investment Banking from May 2001 until August 2004.

[5]

Adjusted net income (loss) attributable to EHang’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to EHang’s ordinary shareholders excluding share-based compensation expenses and certain non-operational expenses.

[6]

Adjusted basic and diluted net earnings (loss) per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted net earnings (loss) per ordinary share excluding share-based compensation expenses and certain non-operational expenses.

[7]

Adjusted basic and diluted net earnings (loss) per ADS is a non-GAAP financial measure, which is defined as basic and diluted earnings (loss) per ADS excluding share-based compensation expenses and certain non-operational expenses.

Business Outlook

For the fiscal year 2025, the Company currently remains the 2025 annual revenue guidance of approximately RMB500 million, based on the foreseeable market demand for our diversified product portfolio, readiness for commercial operations and global progress.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary views regarding its business situation and market conditions, which are subject to change.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Wednesday, November 26, 2025, U.S. Eastern Time (9:00 PM on Wednesday, November 26, 2025, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration:

English line: https://s1.c-conf.com/diamondpass/10051638-kpcfwl.html

Chinese line: https://s1.c-conf.com/diamondpass/10051640-h69lmj.html

A live and archived webcast of the conference call will be available on the Company’s Investors Relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading advanced air mobility (“AAM”) technology platform company, committed to making safe, autonomous, and eco-friendly air mobility accessible to everyone. The company develops and manufactures a diversified portfolio of pilotless electric vertical take-off and landing (“eVTOL”) aircraft for a wide range of use cases, including aerial tourism, intra-city transport, intercity travel, logistics and emergency firefighting. Its flagship model, EH216-S, has obtained the world’s first type certificate, production certificate and standard airworthiness certificate for pilotless eVTOL issued by the Civil Aviation Administration of China, and is now commercially operated under the country’s first Air Operator Certificates for human-carrying eVTOL services. Complementing this, EHang’s VT35 expands its reach into long-range and intercity scenarios, supporting the development of a multi-tiered low-altitude mobility network. By integrating advanced autonomous technologies with scalable operational infrastructure, EHang is redefining how people and goods move—across cities, regions, and natural barriers—shaping the future of air mobility. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Exchange Rate

This press release contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2024	As of September 30, 2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	610,877	227,181	31,912
Short-term investments	513,683	869,659	122,160
Restricted short-term deposits	30,295	29,824	4,189
Accounts receivable, net[8]	58,180	164,344	23,085
Inventories	75,687	107,742	15,134
Prepayments and other current assets	68,298	144,375	20,281

Total current assets	1,357,020	1,543,125	216,761

Non-current assets:
Property and equipment, net	60,224	172,988	24,299
Operating lease right-of-use assets, net	128,433	118,119	16,592
Intangible assets, net	2,617	2,759	388
Long-term investments	33,764	59,417	8,346
Other non-current assets	2,440	31,092	4,367

Total non-current assets	227,478	384,375	53,992

Total assets	1,584,498	1,927,500	270,753

[8]	As of December 31, 2024 and September 30, 2025, amount due from a related party of RMB458 and RMB329 (US$46) was included in accounts receivable, net, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2024	As of September 30, 2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	64,250	239,581	33,654
Accounts payable	127,446	133,225	18,714
Contract liabilities[9]	62,561	72,017	10,116
Current portion of long-term bank loans	10,500	8,300	1,166
Mandatorily redeemable non-controlling interests	40,000	—	—
Accrued expenses and other liabilities	150,196	189,367	26,600
Current portion of lease liabilities	12,527	17,137	2,407
Deferred income	1,504	1,187	167
Deferred government subsidies	1,209	1,868	262
Income taxes payable	150	10	1

Total current liabilities	470,343	662,692	93,087

Non-current liabilities:
Long-term bank loans	20,500	87,600	12,305
Deferred tax liabilities	292	292	41
Unrecognized tax benefit	5,480	5,480	770
Lease liabilities	125,719	115,598	16,238
Deferred income	—	180	25
Other non-current liabilities	6,350	3,509	493

Total non-current liabilities	158,341	212,659	29,872

Total liabilities	628,684	875,351	122,959

Shareholders’ equity:
Ordinary shares	90	92	13
Additional paid-in capital	2,923,178	3,274,462	459,961
Treasury shares	(10,085)	(10,085)	(1,417)
Statutory reserves	1,772	1,772	249
Accumulated deficit	(1,984,851)	(2,225,884)	(312,668)
Accumulated other comprehensive income	25,539	12,425	1,745

Total EHang Holdings Limited shareholders’ equity	955,643	1,052,782	147,883
Non-controlling interests	171	(633)	(89)

Total shareholders’ equity	955,814	1,052,149	147,794

Total liabilities and shareholders’ equity	1,584,498	1,927,500	270,753

[9]	As of December 31, 2024 and September 30, 2025, amount due to a related party of RMB2,000 and RMB2,335 (US$328) are included in contract liabilities, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	128,128	147,162	92,472	12,989	291,874	265,726	37,326
Costs of revenues	(49,713)	(55,090)	(36,263)	(5,094)	(111,616)	(101,152)	(14,209)

Gross profit	78,415	92,072	56,209	7,895	180,258	164,574	23,117
Operating expenses:
Sales and marketing expenses	(47,279)	(41,132)	(30,397)	(4,270)	(94,824)	(83,757)	(11,765)
General and administrative expenses	(59,559)	(74,210)	(69,767)	(9,800)	(163,470)	(205,321)	(28,841)
Research and development expenses	(43,866)	(57,579)	(50,625)	(7,111)	(143,502)	(145,489)	(20,437)

Total operating expenses	(150,704)	(172,921)	(150,789)	(21,181)	(401,796)	(434,567)	(61,043)
Other operating income	17,543	2,734	2,862	402	23,511	10,282	1,444

Operating loss	(54,746)	(78,115)	(91,718)	(12,884)	(198,027)	(259,711)	(36,482)
Other income (expenses):
Interest and investment income	8,944	11,673	13,739	1,930	18,571	37,461	5,262
Interest expenses	(847)	(997)	(1,740)	(244)	(2,505)	(3,890)	(546)
Foreign exchange gain (loss)	353	1,774	(771)	(108)	(375)	2,575	362
Other non-operating income (expenses), net	43	(13,747)	(438)	(62)	1,991	(13,434)	(1,887)

Total other income (expenses)	8,493	(1,297)	10,790	1,516	17,682	22,712	3,191
Loss before income tax and loss from equity method investments	(46,253)	(79,412)	(80,928)	(11,368)	(180,345)	(236,999)	(33,291)

Income tax expenses	(190)	(114)	1	—	(209)	(114)	(16)

Loss before loss from equity method investments	(46,443)	(79,526)	(80,927)	(11,368)	(180,554)	(237,113)	(33,307)
Loss from equity method investments	(1,689)	(1,487)	(1,185)	(166)	(2,601)	(4,402)	(618)

Net loss	(48,132)	(81,013)	(82,112)	(11,534)	(183,155)	(241,515)	(33,925)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(48,132)	(81,013)	(82,112)	(11,534)	(183,155)	(241,515)	(33,925)
Net loss attributable to non-controlling interests	76	220	(44)	(6)	237	482	68

Net loss attributable to ordinary shareholders	(48,056)	(80,793)	(82,156)	(11,540)	(182,918)	(241,033)	(33,857)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic	137,807	144,741	148,614	148,614	132,037	145,764	145,764
Diluted	137,807	144,741	148,614	148,614	132,037	145,764	145,764
Net loss per ordinary share Basic and diluted	(0.35)	(0.56)	(0.55)	(0.08)	(1.39)	(1.65)	(0.23)
Net loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(0.70)	(1.12)	(1.10)	(0.16)	(2.78)	(3.30)	(0.46)
Other comprehensive income
Foreign currency translation adjustments net of nil tax	(13,053)	(4,009)	(7,106)	(998)	(9,486)	(13,114)	(1,842)

Total other comprehensive income, net of tax	(13,053)	(4,009)	(7,106)	(998)	(9,486)	(13,114)	(1,842)
Comprehensive loss	(61,185)	(85,022)	(89,218)	(12,532)	(192,641)	(254,629)	(35,767)
Comprehensive loss attributable to non-controlling interests	76	220	(44)	(6)	237	482	68

Comprehensive loss attributable to ordinary shareholders	(61,109)	(84,802)	(89,262)	(12,538)	(192,404)	(254,147)	(35,699)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	78,415	92,072	56,209	7,895	180,258	164,574	23,117
Plus: Share-based compensation expenses	—	117	150	21	—	267	37

Adjusted gross profit	78,415	92,189	56,359	7,916	180,258	164,841	23,154

Sales and marketing expenses	(47,279)	(41,132)	(30,397)	(4,270)	(94,824)	(83,757)	(11,765)
Plus: Share-based compensation expenses	26,963	18,651	12,589	1,768	47,505	33,201	4,664

Adjusted sales and marketing expenses	(20,316)	(22,481)	(17,808)	(2,502)	(47,319)	(50,556)	(7,101)

General and administrative expenses	(59,559)	(74,210)	(69,767)	(9,800)	(163,470)	(205,321)	(28,841)
Plus: Share-based compensation expenses	28,281	37,934	39,251	5,514	89,650	116,358	16,344

Adjusted general and administrative expenses	(31,278)	(36,276)	(30,516)	(4,286)	(73,820)	(88,963)	(12,497)

Research and development expenses	(43,866)	(57,579)	(50,625)	(7,111)	(143,502)	(145,489)	(20,437)
Plus: Share-based compensation expenses	8,551	19,486	9,809	1,378	52,710	35,423	4,976

Adjusted research and development expenses	(35,315)	(38,093)	(40,816)	(5,733)	(90,792)	(110,066)	(15,461)

Operating expenses	(150,704)	(172,921)	(150,789)	(21,181)	(401,796)	(434,567)	(61,043)
Plus: Share-based compensation expenses	63,795	76,071	61,649	8,660	189,865	184,982	25,984

Adjusted operating expenses	(86,909)	(96,850)	(89,140)	(12,521)	(211,931)	(249,585)	(35,059)

Operating loss	(54,746)	(78,115)	(91,718)	(12,884)	(198,027)	(259,711)	(36,482)
Plus: Share-based compensation expenses	63,795	76,188	61,799	8,681	189,865	185,249	26,021

Adjusted operating loss	9,049	(1,927)	(29,919)	(4,203)	(8,162)	(74,462)	(10,461)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(48,132)	(81,013)	(82,112)	(11,534)	(183,155)	(241,515)	(33,925)
Plus: Share-based compensation expenses	63,795	76,188	61,799	8,681	189,865	185,249	26,021
Plus: Certain non-operational expenses	—	14,254	—	—	—	14,254	2,002

Adjusted net income (loss)	15,663	9,429	(20,313)	(2,853)	6,710	(42,012)	(5,902)

Net loss attributable to ordinary shareholders	(48,056)	(80,793)	(82,156)	(11,540)	(182,918)	(241,033)	(33,857)
Plus: Share-based compensation expenses	63,795	76,188	61,799	8,681	189,865	185,249	26,021
Plus: Certain non-operational expenses	—	14,254	—	—	—	14,254	2,002

Adjusted net income (loss) attributable to ordinary shareholders	15,739	9,649	(20,357)	(2,859)	6,947	(41,530)	(5,834)

Shares used in net earnings (loss) per ordinary share computation (in thousands of shares):
Basic	137,807	144,741	148,614	148,614	132,037	145,764	145,764
Diluted	140,516	147,686	148,614	148,614	134,221	145,764	145,764
Adjusted basic net earnings (loss) per ordinary share	0.11	0.07	(0.14)	(0.02)	0.05	(0.28)	(0.04)
Adjusted diluted net earnings (loss) per ordinary share	0.11	0.07	(0.14)	(0.02)	0.05	(0.28)	(0.04)
Adjusted basic net earnings (loss) per ADS	0.22	0.14	(0.28)	(0.04)	0.10	(0.56)	(0.08)
Adjusted diluted net earnings (loss) per ADS	0.22	0.14	(0.28)	(0.04)	0.10	(0.56)	(0.08)